

Mail Stop 4720

December 8, 2016

Darren J. King
Chief Financial Officer
M&T Bank Corporation
One M & T Plaza
Buffalo, New York 14203

      Re: M&T Bank Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Response Dated November 10, 2016
                File No. 001-09861

Dear Mr. King:

      We have reviewed your November 10, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2016 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Reporting of Non-GAAP Results of Operations, page 44

1. You disclose that initial marketing and promotional expenses designed to introduce M&T Bank to its new customers were not significant for the year ended December 31, 2015. Please tell us the nature and the amount of the initial marketing and promotional expenses incurred for the quarter ended March 31, 2016 and the quarter ended June 30, 2016. Please also tell us if you have made similar non-GAAP adjustments for initial marketing and promotional expenses in prior acquisitions, and if not, why you believe it was appropriate to make these non-GAAP adjustments for the Hudson City acquisition.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services